UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28812 / July 7, 2009

In the Matter of	)
	)
	)
RBC Capital Markets Corporation	)
One Liberty Plaza	)
165 Broadway	)
New York, NY 10006	)
	)
Voyageur Asset Management Inc.	)
100 South Fifth Street	)
Suite 2300	)
Minneapolis, MN 55402	)
	)
Tamarack Distributors Inc.	)
100 South Fifth Street	)
Suite 2300	)
Minneapolis, MN 55402	)
	)
Sky Investment Counsel Inc.	)
1 Adelaide Street East	)
Suite 2310	)
Toronto, ON, Canada M5C 2V9	)
	)
(812-13663)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

RBC Capital Markets Corporation ("RBC"), Voyageur Asset Management Inc., Tamarack
Distributors Inc., and Sky Investment Counsel Inc. filed an application on June 3, 2009, which
was amended on June 26, 2009, requesting temporary and permanent orders under section
9(c) of the Investment Company Act of 1940 ("Act") exempting Applicants and any other
company of which RBC is or hereafter becomes an affiliated person (together with
Applicants, "Covered Persons") from section 9(a) of the Act with respect to an injunction
entered by the United States District Court for the Southern District of New York on June 9,
2009.

On June 9, 2009, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act from June 9, 2009 until the Commission takes final action on the application for a permanent order (Investment Company Act Release No. 28762). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by RBC, et al. (File No. 812-13663), as amended, that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on June 9, 2009.

By the Commission.

                                        Elizabeth M. Murphy
                                             Secretary